MY RACEHORSE CA LLC

2456 Fortune Dr., Suite 110

Lexington, KY 40509

May 13, 2025

VIA EDGAR

Securities and Exchange Commission Division of Corporation Finance Office of Trade & Services 100 F Street, N.E. Washington, D.C. 20549-3720

Attention:	Kate Beukenkamp

Re:	My Racehorse CA LLC Post-Qualification Amendment No. 25 on Form 1-A Filed April 28, 2025 File No. 024-11808

Ladies and Gentlemen:

In accordance with Rule 259 under the Securities Act of 1933, as amended, we hereby respectfully request the immediate withdrawal of the above-captioned Post-Qualification Amendment No. 25 to Offering Statement on Form 1-A (File No. 024-11808) (“Post-Qualification Amendment No. 25”) of My Racehorse CA LLC, a Nevada series limited liability company (the “Company”), and all exhibits thereto, filed by the Company with the Securities and Exchange Commission (the “Commission”) on April 28, 2025.

Per guidance from the Commission staff, the Company is requesting the Commission’s consent to the withdrawal of Post-Qualification Amendment No. 25 because its Offering Statement on Form 1-A (File No. 024-11808) has expired and such securities listed thereon have been re-filed on the Company’s new Offering Statement on Form 1-A (File No. 024-12611) as per Rule 251(d)(3)(i)(F). The Company hereby represents to the Commission that no securities have been sold under Post-Qualification Amendment No. 25.

This withdrawal request does not apply to any other Post-Qualification Amendment or Offering Statement of the Company.

Please forward copies of the order consenting to the withdrawal of the Post-Qualification Amendment No. 25 to Michael Behrens via email at michael@myracehorse.com, with a copy to the Company’s securities counsel, Christopher L. Tinen at ctinen@swlaw.com.

Sincerely,

/s/ Michael Behrens

Chief Executive Officer of Experiential Squared, Inc.,

Manager of My Racehorse CA LLC

cc: Christopher L. Tinen, Esq.